  As filed with the Securities and Exchange Commission on September 23, 1997
                                                    Registration No. 333-_______

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                _______________

                                   FORM S-8

                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                _______________

                            RWD TECHNOLOGIES, INC.
            (Exact name of registrant as specified in its charter)

                                _______________


           MARYLAND                                           52-1552720
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification No.)


                                _______________

                   10480 LITTLE PATUXENT PARKWAY, SUITE 1200
                           COLUMBIA, MARYLAND  21044
                                (410) 730-4377
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                _______________

          AMENDED AND RESTATED EQUITY PARTICIPATION PLAN, AS AMENDED
                           (Full title of the plans)

                                _______________

          RONALD E. HOLTZ                            JILL CANTOR NORD, ESQUIRE
        RWD TECHNOLOGIES, INC.                         PIPER & MARBURY L.L.P.
10480 LITTLE PATUXENT PARKWAY, SUITE 1200             36 SOUTH CHARLES STREET
        COLUMBIA, MARYLAND  21044                    BALTIMORE, MARYLAND  21201
            (410) 730-4377                                 (410) 539-2530

          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENTS FOR SERVICE)

                                _______________

                        CALCULATION OF REGISTRATION FEE

                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM
     TITLE OF SECURITIES          AMOUNT TO BE      OFFERING PRICE          AGGREGATE            AMOUNT OF
       TO BE REGISTERED            REGISTERED        PER SHARE(A)       OFFERING PRICE(A)   REGISTRATION FEE(A)
--------------------------------------------------------------------------------------------------------------
        COMMON STOCK,
   PAR VALUE $.01 PER SHARE     4,065,000 SHARES       $20.3125          $82,570,313             $25,022
--------------------------------------------------------------------------------------------------------------

/(a)/ Pursuant to Rules 457(c) and (h)(1), the proposed maximum offering price per share, proposed maximum aggregate offering price and amount of registration fee are based upon the average of the high and low prices of the Common Stock of the registrant on the Nasdaq Stock Market on September 17, 1997.

PROSPECTUS

                                666,860 SHARES

                           RWD TECHNOLOGIES, INC.(R)

                                 COMMON STOCK

                                  ___________

     The shares of Common Stock of RWD Technologies, Inc. (the "Company") covered by this Prospectus are shares (the "Shares") of Common Stock of the Company which, as of the date hereof, have been or, prior to their offer and sale hereunder, will have been issued upon exercise of options granted under the Company's Amended and Restated Equity Participation Plan, as amended from time to time (the "Plan"). The Shares may be offered and sold from time to time by the stockholders named herein. See "Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

     The Common Stock is quoted on the Nasdaq Stock Market (National Market) under the symbol "RWDT." On September 22, 1997 the last sale price for the Common Stock as reported on the Nasdaq Stock Market was $22.50 per share. The Selling Stockholders may from time to time sell shares of the Common Stock offered hereby in transactions on the Nasdaq Stock Market, in privately-negotiated transactions or otherwise, in each case at negotiated prices. See "Plan of Distribution." The brokers or dealers through or to whom the shares of Common Stock covered hereby may be sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed underwriting compensation.

                                  ___________

                    THESE SECURITIES HAVE NOT BEEN APPROVED
           OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
        NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                                  ___________

              The date of this Prospectus is September 23, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission, including the reports and other information incorporated by reference into this Prospectus, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission or from the Commission's Internet web site at http:\\www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement of which this Prospectus is a part and exhibits relating thereto which the Company has filed with the Commission. Copies of the information and exhibits are on file at the offices of the Commission and may be obtained, upon payment of the fees prescribed by the Commission, may be examined without charge at the offices of the Commission or through the Commission's Internet web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-22145) pursuant to the 1934 Act are incorporated herein by reference:

     1. The Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

     2. The Company's Current Report on Form 8-K dated August 22, 1997 relating to the election of certain directors of the Company.

     3. The description of Common Stock contained in Item 4 of the Company's Registration Statement on Form 8-A, filed with the Commission under the 1934 Act on May 27, 1997; and

     4. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to RWD Technologies, Inc., 10480 Little Patuxent Parkway, Columbia, Maryland 21044, Attention: Chief Financial Officer, telephone: (410) 730-4377.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     RWD Technologies, Inc. provides a broad range of integrated solutions designed to improve the productivity and effectiveness of workers in complex operating environments. As the scope and complexity of technology used by businesses accelerates and the global business environment becomes more competitive, companies are increasingly focused on maximizing the return on their advanced technology investments. To achieve this goal, companies must ensure their employees receive effective performance support, including the tools and training to operate these advanced systems effectively. Founded in 1988, the Company initially provided conventional performance support services such as classroom training and hard copy documentation to plant personnel in large industrial companies employing complex manufacturing systems and technologies. In recent years, the Company has expanded its performance support services to include the design, development and implementation of customized information technology solutions including Enhanced User Interface ("EUI") systems, Electronic Performance Support Systems ("EPSS"), Electronic Document Management Systems ("EDMS"), remote diagnostic systems, sales force automation and Internet/Intranet applications. More recently, RWD has expanded its services to include end-user training and performance support services essential to the effective implementation of enterprise-wide business process reengineering efforts (particularly SAP software implementation) and lean manufacturing consulting. All of the Company's services are designed to improve its clients' product quality, worker productivity and competitiveness and to ensure an attractive return on the clients' technology investments. The Company believes its focus on end-user performance, embedded in all its service offerings, differentiates it from many of its competitors in the performance support and information technology services marketplaces. The Company's registered service mark, "We bring people and technology together,"(R) succinctly describes the Company's activities.

     The Company's revenue is generated primarily from Fortune 200 companies having a need for large, diverse and recurring performance support and information technology solutions. In 1996, RWD provided services to 74 companies in 23 industries. Among these clients were seven of the Fortune 10 companies and 20 of the Fortune 100 companies. The Company's clients include Bell Atlantic, Bristol-Myers Squibb, Chrysler, Deere & Company, Dow Chemical, Ford, Media One, Merck, Procter & Gamble and Steelcase. Chrysler engagements generated 33.9%, 28.5% and 29.0% of total revenue in 1995, 1996 and the first six months of 1997, respectively. Ford engagements generated 12.6% of total revenue in the first half of 1997. No other client generated more than 10% of total revenue in any of these periods. Historically, a large percentage of the Company's revenue has come from follow-on business from its existing clients. For example, in each of 1994, 1995 and 1996, more than 80% of the year's total revenue was generated by clients who had been clients in the previous year; and, in each of these years, aggregate revenue generated by these repeat clients exceeded the previous year's total revenue by more than 25%. As the scope of the Company's services has become more comprehensive, average revenue per client has increased from $424,000 in 1994 to $878,000 in 1996, and the number of clients generating individually more than $1.0 million of annual revenue increased from seven in 1994 to 19 in 1996.

     In 1996, the Company made significant inroads into global markets. The Company expanded its services to Ford to include the global implementation of lean manufacturing. To further augment these efforts, the Company expects to open an office in London in 1998. The Company has begun providing tailored training and documentation solutions to large companies installing enterprise-wide software applications in their worldwide operations and has entered into an alliance with Price Waterhouse to work together to provide implementation services. As a result of these developments, RWD expects that services to multi-national clients in their foreign operations will continue to grow.

     RWD manages each of its projects using proven state-of-the-art methodologies and formalized management techniques designed to ensure that each engagement meets the Company's high standards for quality and client satisfaction as well as its profitability objectives. The Company believes its structured project management process, combined with its flexible organizational structure and substantial commitment to internal training, positions RWD to achieve sustainable, long-term growth. The Company strives to provide a work environment and employee reward system that will enable it to attract, develop and retain highly skilled and motivated professionals. RWD is also committed to significant and broad-based employee stock ownership, believing this will maximize employees' dedication to the Company's growth and profitability.

     Total revenue and operating income increased from $12.7 million and $702,000, respectively, in 1992 to $65.0 million and $8.7 million, respectively, in 1996, while the number of employees increased from 168 on December 31, 1992 to 648 on December 31, 1996. The Company believes demand for the types of services RWD provides has increased rapidly in recent years and will continue to do so as the gap between technological complexity and unsupported human capability continues to widen. The Company's growth strategy is designed to enhance its position as a comprehensive provider of performance support services and information technology solutions by (i) increasing sales to its existing client base, (ii) adding new clients and industries, (iii) broadening its range of service offerings, (iv) expanding the scope of its geographic presence, (v) maintaining its emphasis on recruiting and employee development and (vi) exploring complementary acquisitions.

     The Company was incorporated in Maryland in January 1988. The Company's executive offices are located at 10480 Little Patuxent Parkway, Suite 1200, Columbia, Maryland 21044-3530, and its telephone number is 410-730-4377.

                                 RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

     Reliance on Key Clients; Industry Concentration.   The Company has relied
     ------------------------------------------------
in the past, and expects to continue to rely for the foreseeable future, on a few key clients for a majority of its revenue. Chrysler, the Company's largest client, generated 33.2%, 33.9%, 28.5% and 29.0% of total revenue in 1994, 1995, 1996 and the first half of 1997, respectively. Ford engagements generated 12.6% of total revenue in the first half of 1997. The Company's top five clients in 1994, 1995, 1996 and the first half of 1997 generated, in the aggregate, 62.1%, 57.8%, 51.4% and 56.9% of total revenue in each of these respective periods. Automotive industry clients generated an aggregate of 46.9%, 43.5%, 40.7% and 43.4% of total revenue in 1994, 1995, 1996 and the first half of 1997, respectively. The automotive industry is subject to cyclical and economic factors beyond the control of the Company which could negatively affect future demand for the Company's services from automotive clients. It is also possible that clients will develop or acquire in-house expertise in services similar to those provided by the Company, thereby significantly reducing demand for the Company's services. No assurance can be given that the Company will be able to maintain its existing client base, maintain or increase the level of revenue generated by its existing clients or be able to attract new clients. Generally, the Company's engagements, including those with Chrysler and Ford, have no minimum purchase requirements and are terminable by the client with little or no notice to the Company. The loss of one or more of the Company's significant clients, especially Chrysler or Ford, or a substantial reduction in business from any of its significant clients, regardless of the reason, is likely to have a materially adverse effect on the Company.

     Fluctuating Results; Project Risks.   The Company's operating results have
     -----------------------------------
fluctuated from period to period in the past and may fluctuate significantly in future periods. These variations result from a number of factors, such as the number, significance and mix of client projects commenced or completed during a period and the number of business days in a particular period. It is difficult to forecast the timing of revenue because project cycles depend on factors such as the size and scope of assignments and circumstances specific to particular clients or industries. Third party products and services are integral to the success of certain Company projects. To the extent third parties do not deliver effective products and services on a timely basis, the Company's project results could be negatively impacted. Additionally, employee utilization rates vary from period to period not only due to changes in the Company's volume of business but because of the timing of employee vacations, hiring and training, the amount of time spent by employees on marketing and project terminations or postponements. In the past, the Company has experienced some seasonality in its business, with higher levels of revenue and profitability in the first half of each year. This trend has resulted from reduced utilization due to holidays and vacations as well as modestly lower levels of client demand in the second half of the year. Generally, client engagements, including Chrysler and Ford engagements, are terminable with little or no notice or penalty, and a client's unanticipated decision to terminate or postpone a project may result in higher than expected numbers of unassigned Company professionals or severance costs, either of which could materially adversely affect the Company's results of operations. The Company's most significant expenses relate to salaries and benefits for its professional staff. Since these expenses are generally fixed, the Company's results of operations in a particular period may be materially adversely affected if revenue falls below expectations.

     Need to Attract and Retain Professional Employees.   The Company's
     --------------------------------------------------
continued success and future growth will depend upon its ability to attract, develop and retain a sufficient number of highly skilled, motivated professional employees. Competition for personnel qualified to deliver most of the Company's services is intense, and many of the companies with which the Company competes for qualified professionals have substantially greater financial and other resources than the Company. Furthermore, competition for qualified personnel can be expected to increase as competition in the Company's service offerings increases. There can be no assurance that the Company will be able to recruit, develop and retain a sufficient number of highly skilled, motivated professionals to compete successfully. The loss of a significant number of professional personnel is likely to have a materially adverse effect on the Company's business prospects and results of operations, particularly its ability to complete existing projects or secure new projects.

     Management of Growth.   The Company's rapid growth has placed significant
     ---------------------
demands on the Company's management, administrative, operating and financial resources. The Company's ability to manage future growth will require the Company to continue to enhance its operating, financial and management information systems and to expand, develop, motivate and manage effectively a changing and expanding professional work force. If the Company is unable to manage growth effectively, the quality of the Company's services, its ability to retain key personnel and its results of operations are likely to be materially adversely affected. Should the Company acquire businesses in the future, there can be no assurance that it will be successful in integrating the acquired businesses into the Company's infrastructure or retaining their key professionals. Furthermore, there can be no assurance that the Company's business will continue to expand. The Company's growth could be adversely affected by client dissatisfaction with prior Company services, reductions in clients' spending allocations for services the Company provides, restrictions placed by clients on services to client competitors, increased competition, possible pricing or labor cost pressures and general economic trends. Also, the Company's enterprise-wide reengineering implementation support services will likely continue to depend, in part, upon its alliance with Price Waterhouse. Any adverse change in this relationship could materially adversely affect the Company's ability to generate or increase revenue from these services.

     Risk of Client Dissatisfaction.   The Company is subject to potential
     -------------------------------
claims by dissatisfied clients that Company services or actions by RWD employees did not achieve the results expected by those clients or adversely impacted the clients' operations. Any such claim could have a materially adverse effect on the Company's results of operations and financial condition. The Company's failure to meet a client's expectations or the client's belief that RWD may have contributed to operating downtime could damage its relationship with that client, could cause the client to terminate the Company's engagement with little or no notice and could damage the Company's reputation, thereby adversely affecting its ability to attract new or repeat business.

     Dependence on Key Personnel.   The success of the Company is highly
     ----------------------------
dependent upon the efforts and abilities of its co-founders, Dr. Robert W. Deutsch, and Mr. John H. Beakes, the Chief Executive Officer and the Chief Operating Officer, respectively, as well as its Group Vice Presidents, Messrs. John E. Lapolla, Kenneth J. Rebeck, and Jeffrey W. Wendel. Each of these individuals is party to an employment agreement with the Company containing customary noncompetition, nondisclosure and nonsolicitation covenants. There can be no assurance that these agreements will prevent the loss of any of these individuals or Company business. The loss of the services of any of these key executives could have a materially adverse effect upon the Company's business, results of operations and financial condition. The Company does not maintain key man life insurance on these or any other RWD employees.

     Budget Overruns.   The majority of the Company's contracts are on a time
     ----------------
and materials basis, although many of these contracts contain initial "not-to-exceed" fees and Company performance obligations. The remainder of the Company's contracts are on a fixed-price basis, particularly those related to the Company's information technology services. The failure of the Company to complete a project to the client's satisfaction within the "not-to-exceed" or fixed fee exposes the Company to unrecoverable budget overruns, which could have a materially adverse effect on the Company's business, results of operations and financial condition.

     Risks of Conducting International Operations.   The Company expects that
     ---------------------------------------------
within the next several years, its international operations may increase significantly. Generally, the cost of doing business abroad is higher for U.S. businesses than the cost of doing business domestically. Therefore, the Company could experience a decline in its operating margins as the significance of its international operations increases. International operations and the provision of services in foreign markets are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies.

     Rapid Technological Change; Dependence on New Solutions.   The Company's
     --------------------------------------------------------
future success will depend on its ability to gain expertise in technological advances rapidly as well as to respond quickly to evolving industry trends and client needs. There can be no assurance that the Company will be successful in adapting to these advances in technology or in addressing changing client needs on a timely basis or, if the Company does gain such expertise, that it will be able to market new services successfully. There can be no assurance that the Company will satisfactorily complete projects where unproven technologies or tools are critical to the projects' success. In addition, there can be no assurance that the services or technologies developed by others will not significantly reduce demand for the Company's services or render the Company's services obsolete.

     Substantial Competition.   The Company's service areas are highly
     ------------------------
competitive and are subject to low barriers to entry and rapid change. The Company faces competition for client assignments from a number of companies having significantly greater financial, technical and marketing resources and greater name recognition than the Company. Principal competitors for the Company's services include the consulting practices of the six largest national accounting firms as well as professional services groups of many large technology and management consulting companies. The Company also competes with smaller service providers whose specific, more narrowly focused service offerings may be more attractive to potential clients than the Company's multi-dimensional approach. In addition, clients may elect to use their internal resources to satisfy their needs for the services the Company provides. There can be no assurance that the Company will compete successfully with potential clients' internal resources or with existing or new competitors.

     Limited Protection of Proprietary Expertise, Methodologies and Software.
     ------------------------------------------------------------------------
The Company's success is highly dependent upon its specialized and proprietary expertise, methodologies and software. To protect proprietary information, the Company relies only on a combination of trade secret laws, employee nondisclosure policies and third party confidentiality agreements. A substantial majority of the Company's employees are not bound by their nondisclosure agreements once their employment has been terminated, although the Company believes common law generally prohibits these employees from disclosing to third parties proprietary information of the Company. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior methodologies or software. Additionally, because the Company's engagements are work-for-hire based, the Company assigns ownership of all materials the Company develops specifically for its clients to those clients upon project completion. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future that would result in costly litigation or license arrangements regardless of the merits of such claims.

     Risks Associated with Acquisition Strategy.   One of the elements of the
     -------------------------------------------
Company's growth strategy is to pursue acquisitions that could provide well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence. There can be no assurance that the Company will be able to identify acceptable acquisition candidates or complete the acquisition of any identified candidates. A substantial portion of the Company's capital resources could be used for these acquisitions. The Company may require additional debt or equity financings for future acquisitions, which may not be available on terms favorable to the Company, if at all. There also can be no assurance that the Company will be able to successfully integrate an acquisition into the Company's operations or that any acquired business will be able to be operated profitably by the Company.

     Control by Principal Stockholder.   Dr. Deutsch and members of his family
     ---------------------------------
beneficially own significantly more than a majority of the shares of Common Stock outstanding on the date of this Prospectus. As a result, Dr. Deutsch and his family will continue to be able to control the outcome of all matters requiring a stockholder vote, including the election of the entire Board of Directors and the approval of significant corporate matters such as change of control transactions, thereby controlling the affairs and management of the Company.

     Effect of Anti-Takeover Provisions.   The Company's Board of Directors has
     -----------------------------------
the authority to issue preferred stock and to determine the price, rights, conversion ratios, preferences and privileges of that stock without further vote or action by the holders of the Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights, including economic rights, of the holders of any shares of preferred stock issued in the future. Any such issuance may discourage third parties from attempting to acquire control of the Company. Furthermore, the Company is subject to the anti-takeover provisions of the Maryland General Corporation Law which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The Company is also subject to the control share acquisition provisions of the Maryland General Corporation Law, which provide that shares acquired by a person with certain levels of voting power have no voting rights unless approved by a stockholder vote of two-thirds of the votes entitled to be cast, excluding shares owned by the acquiror and by the Company's officers and employee-directors, and in certain circumstances, such shares may be redeemed by the Company. The application of these statutes and certain other provisions of the Company's Charter could have the effect of discouraging, delaying or preventing a change of control of the Company not approved by the Board of Directors, which could adversely affect the market price of the Company's Common Stock.

     Shares Eligible for Future Sale.  Sales of a substantial number of shares
     --------------------------------
of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price for the Company's Common Stock. In addition to the shares registered in connection with this offering, which will be freely transferable upon issuance unless acquired by affiliates, almost all of the shares to be outstanding upon completion of this offering which have not been registered under the Securities Act of 1933, as amended (the "Securities Act") have been held for more than one year; and, as such, those shares are salable subject to certain volume and manner of sale restrictions under Rule 144 of the Securities Act.

     Additionally, the Company has 175,000 shares of Common Stock reserved for issuance in connection with its Employee Stock Purchase Plan which are expected to be registered under the Securities Act under a separate registration statement prior to the end of 1997; and, as such, will be freely transferable upon issuance unless acquired by affiliates of the Company.

     All directors, executive officers, principal stockholders and certain other officers of the Company have agreed not to sell or otherwise dispose of any of their shares or options until December 19, 1997 without the prior written consent of William Blair & Company, L.L.C., the managing underwriters for the Company's initial public offering of its Common Stock in June 1997. The Company has also agreed not to issue, sell or otherwise dispose of any of its shares or grant any options (other than options granted or shares issued in connection with the Company's stock option plan or unregistered shares issued in connection with any acquisition) during such day period. However, William Blair & Company, L.L.C., may, in its sole discretion and at any time without notice, release for public sale all or any portion of these shares subject to such lock-up agreements.

     Possible Volatility of Stock Price.   The Common Stock has been trading
     -----------------------------------
publicly only since June 19, 1997. The market price of the Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results and other events or factors, such as announcements of new services by the Company or its competitors and changes in financial estimates by securities analysts. Moreover, the stock market and the market prices of the shares of many technology companies in recent years have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of specific public companies. Broad market fluctuations, as well as economic conditions generally and in technology industries specifically, may adversely affect the market price of the Common Stock.

     Dividend Policy; S Corporation Distribution.   The Company does not
     --------------------------------------------
anticipate paying any cash dividends for the foreseeable future. Immediately prior to its initial public offering in June 1997, the Company converted from S Corporation to C Corporation status. In connection with this conversion, the Company effected a distribution to its stockholders (the "S Corporation Distribution"). As a result of the S Corporation Distribution, consisting of an aggregate of approximately $9.9 million in cash and $6.5 million of S Corporation Notes, the Company's retained earnings and stockholders' equity were significantly reduced. In addition, the Company recorded a one-time, non-cash charge against earnings in the second quarter of 1997 in the amount of approximately $4.5 million, resulting from a deferred tax liability in connection with the Company's conversion from S Corporation to C Corporation status. This tax liability will become due ratably over next four years following conversion.

                                USE OF PROCEEDS

     All of the proceeds from the sale of the shares of the Company's Common Stock offered hereby will be received by the Selling Stockholders. The Company will receive none of the proceeds from the sale of the shares of Common Stock.

                             SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock by the persons listed therein (the "Selling Stockholders") prior to this offering, the maximum number of shares of Common Stock to be sold by each of the Selling Stockholders hereby, and the beneficial ownership of the Company's Common Stock by each of the Selling Stockholders after this offering, assuming that all shares of Common Stock offered hereby are sold.


                                              Shares Beneficially                                     Shares Beneficially
                                            Owned Prior to Offering            Shares To             Owned After Offering
                                          ------------------------------       Be Sold In      -------------------------------
Name, Job Description and                                                         This
Address of Beneficial Owner(1)                 Number           Percent         Offering           Number            Percent
-------------------------------------     --------------    ------------     --------------    --------------     ------------
John H. Beakes, President, Chief
Operating Officer, Director..........            576,246             4.0%           129,000           447,246              3.0%
John E. Lapolla, Group Vice Presi-
dent-Manufacturing Performance
Support, Director....................            150,200             1.0%           150,000               200                *
Kenneth J. Rebeck, Group Vice Presi-
dent-Technology Transfer,
Director.............................            150,000             1.0%           150,000                --               --
Jeffrey W. Wendel, Group Vice Presi-
dent-Information Technology,
Director.............................             39,500               *             39,000               500                *
Robert T. O'Connell, Senior Vice
President-Strategic Business
Planning, Director...................             35,000               *             30,000             5,000                *
Ronald E. Holtz, Vice President, Chief
Financial Officer, Director..........             10,500               *              9,000             1,500                *
David J. Deutsch, Director(2)........            627,770             4.4%            12,000           615,770              4.2%
Jerry P. Malec, Director.............             12,770               *             12,000               770                *
Bruce D. Alexander, Director.........             12,500               *             12,000               500                *
Randall Pack.........................             19,100               *             17,100             2,000                *
Sandra J. Hines......................             16,450               *             16,350               100                *
Mark Potter..........................              9,900               *              9,900                --               --
Karen E. Lackler.....................              7,800               *              7,800                --               --
Steven McClain.......................              7,200               *              7,200                --               --
Carol Young..........................              6,000               *              6,000                --               --
James S. Boyle.......................              6,650               *              4,650             2,000                *
Lisa M. Frantz.......................              3,150               *              3,150                --               --
David Meagher........................              5,150               *              3,150             2,000                *
Robert L. Merl.......................              3,000               *              3,000                --               --
Alka Mital...........................              3,000               *              3,000                --               --
Jaideep Singh........................              2,850               *              2,850                --               --
Gregory Mitchell.....................              2,250               *              2,100               150                *
Adam R. Rugg.........................              2,500               *              2,100               400                *
Michael Smith........................              2,040               *              2,040                --               --
Robert B. Gosline....................              1,500               *              1,500                --               --
Fazel M. Mahate......................              1,700               *              1,500               200                *

Fred A. Semko........................              1,500               *             1,500               --               --
Joseph Austin, Jr....................              1,550               *             1,350              200                *
Catherine Witt.......................              2,350               *             1,350            1,000                *
Michael L. Coleman...................              1,200               *             1,200               --               --
Maxine Constable.....................              1,200               *             1,200               --               --
Stacey A. Carlson....................              1,250               *             1,050              200                *
Kimberly E. Holland..................              1,200               *             1,050              150                *
Dennis Phillips......................              1,050               *             1,050               --               --
Timothy Strakna......................              1,050               *             1,050               --               --
Bradley E. Lemen  ...................              1,000               *             1,000               --               --
Other Employees, in the aggregate(3).             23,970               *            18,670            5,300                *

_____________
* Less than 1%.
(1) The address of each of these holders is c/o RWD Technologies, Inc., 10480 Little Patuxent Parkway, Columbia, Maryland 21044. Unless otherwise noted, each Selling Stockholder is or was an employee, but is not currently an executive officer or director, of the Company.
(2) Includes an aggregate of 450,000 shares of Common Stock held in trusts for Dr. David Deutsch's children and nieces and nephews, for which Dr. David Deutsch serves as a co-trustee.
(3) Each of these Selling Stockholders is offering less than 1,000 Shares.

     The Shares being offered hereby include shares of Common Stock that were issued prior to the date of this Prospectus to those Selling Stockholders who are not affiliates of the Company upon their exercise of options that had been granted under the Company's Amended and Restated Equity Participation Plan, as amended from time to time (the "Plan"). The Shares being offered hereby also include shares of Common Stock that, prior to the date of this Prospectus were issued, and, subsequent to the date of this Prospectus, are issuable upon exercise of outstanding options granted under the Plan to those Selling Stockholders who may be considered affiliates of the Company.

                             PLAN OF DISTRIBUTION

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "RWDT." The Shares may be sold from time to time by the Selling Stockholders directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire the Shares a principals. In connection with any sales of the Shares hereunder, the Selling Stockholders and any broker-dealers participating in such sales may be deemed to be "underwriters" within the meaning of the Securities Act. The distribution of the Shares hereunder by the Selling Stockholders may be effected in one or more transactions that may take place on the Nasdaq National Market or otherwise, including block trades or ordinary brokers' transactions, or through privately negotiated transactions, through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. Certain expenses incurred in connection with the registration of the Shares offered hereby under the federal and state securities laws (currently estimated to be approximately $30,000) are being borne by the Company. The Company will not bear any commissions or discounts paid or allowed by the Selling Stockholders to underwriters, dealers, brokers or agents. To the extent required, the specific shares of Common Stock to be sold, purchase price, public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering may be set forth in an accompanying Prospectus Supplement.

                                 LEGAL MATTERS

     The legality of the shares offered hereby has been passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland.


===============================================         ===============================================

                                                                        666,860 Shares
       No person has been authorized by the
   Company to give any information or to
   make any representations other than those
   contained in this Prospectus in                                RWD TECHNOLOGIES, INC.(R)
   connection with the offer contained in                                Common Stock
   this Prospectus, and if given or made,
   such information or representations may
   not be relied upon as having been
   authorized by the Company.  This                                       PROSPECTUS
   Prospectus does not constitute an offer
   to sell or a solicitation of an offer to
   buy any of the securities in any
   jurisdiction in which such offer or
   solicitation is not authorized, or in
   which the person making such offer or
   solicitation is not qualified to do so,
   or to any person to whom it is unlawful
   to make such offer or solicitation.
   Neither the delivery of this Prospectus
   nor any sale made hereunder shall create
   an implication that there has been no
   change in the affairs of the Company
   since the date hereof.

     _____________________________


           TABLE OF CONTENTS

          PAGE
          ----

    Available Information................   2
    Incorporation of Certain.............   2
      Documents by Reference.............   2
    The Company..........................   3
    Risk Factors.........................   5
    Use of Proceeds......................   9
    Selling Stockholders.................  10                           September 23, 1997
    Plan of Distribution.................  11
    Legal Matters........................  11

 ===============================================         ===============================================

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents have been filed by RWD Technologies, Inc. (the "Company") with the Securities and Exchange Commission and are incorporated herein by reference: (a) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (b) Current Report on Form 8-K dated August 22, 1997 relating to the election of certain directors; and (c) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A dated May 27, 1997.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The documents required to be so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.   DESCRIPTION OF SECURITIES.

Not required.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.

Certain legal matters in connection with the issuance of the Common Stock offered by this Registration Statement are being passed upon for the Company by Piper & Marbury L.L.P. of Baltimore, Maryland.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by the Maryland General Corporation Law ("MGCL"), Article Eighth, Paragraph (5) of the Company's Charter provides for indemnification of directors and officers of the Company, as follows:

     The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or, at its request, any other entity, to the full extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law and (B) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation's By-Laws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such By-Laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law.
     No amendment of the charter of the Corporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

The Company's By-Laws contain indemnification procedures that implement those of the Charter. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the action or omission was unlawful.

As permitted by the MGCL, Article Eighth, Paragraph (6) of the Company's Charter provides for limitation of liability of directors and officers of the Company, as follows:

     To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of this Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (i) the person actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

As permitted under Section 2-418(k) of the MGCL, the Company has purchased and maintains insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such, whether or not the registrant would have the power to indemnify such persons under the provisions of Maryland law governing indemnification.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.

Not applicable.

ITEM 8.   EXHIBITS.

     EXHIBIT

     NUMBER   DESCRIPTION
     -------  -----------

      4.1     Amended and Restated Equity Participation Plan, as amended (the
                   "Plan").
      4.2     Form of Non-Qualified Stock Option Agreement under the Plan.
      4.3     Form of Stock Option Agreement under the Plan.
      5.1     Opinion of Piper & Marbury L.L.P. (contains Consent of Counsel).
     24.1     Consent of Counsel (contained in Exhibit 5).
     25.1     Power of Attorney.

ITEM 9.   UNDERTAKINGS.

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Howard County, in the State of Maryland on this 23rd day of September, 1997.

                               RWD TECHNOLOGIES, INC.

                               By:  /s/ Robert W. Deutsch
                                  ---------------------------------
                               Robert W. Deutsch
                               Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

PRINCIPAL EXECUTIVE OFFICER:


/s/ Robert W. Deutsch
-----------------------------------------------------
Chairman and Chief Executive Officer                        September 23, 1997

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

/s/ Ronald E. Holtz
-----------------------------------------------------
Vice President, Secretary and Chief Financial Officer       September 23, 1997

A MAJORITY OF THE BOARD OF DIRECTORS:

Robert W. Deutsch, John H. Beakes, Ronald E. Holtz,
David J. Deutsch, John E. Lapolla, Kenneth J. Rebeck,
Jeffrey W. Wendel, Jerry P. Malec, Robert T.
O'Connell and Bruce Alexander.

By:  /s/ Robert W. Deutsch
-----------------------------------------------------
For himself and as Attorney-in-Fact                         September 23, 1997

                                 EXHIBIT INDEX

     EXHIBIT

     NUMBER   DESCRIPTION
     -------  -----------


      4.1     Amended and Restated Equity Participation Plan, as amended (the
                 "Plan").
      4.2     Form of Non-Qualified Stock Option Agreement under the Plan.
      4.3     Form of Stock Option Agreement under the Plan.
      5.1     Opinion of Piper & Marbury L.L.P. (contains Consent of Counsel).
     24.1     Consent of Counsel (contained in Exhibit 5).
     25.1     Power of Attorney.